                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A
                                 (RULE 13D-102)

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 10)(1)



                               BCSB BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   055367 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         /X/         Rule 13d-1(b)

         /X/         Rule 13d-1(c)

         /_/         Rule 13d-1(d)

----------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                               Page 1 of 11 pages

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CUSIP NO. 055367 10 6               13G/A                     PAGE 2 OF 11 PAGES
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1          NAMES OF REPORTING PERSONS:
           BCSB BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN


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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a) /_/

                                                                (b) /_/

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3          SEC USE ONLY
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4          CITIZENSHIP OR PLACE OF ORGANIZATION
           STATE OF MARYLAND
--------------------------------------------------------------------------------
                          5      SOLE VOTING POWER                     0
       NUMBER OF
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER             199,493
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING          7      SOLE DISPOSITIVE POWER                0
         PERSON
          WITH            ------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER        199,493

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           199,493

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10         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/

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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           6.39% (1)
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12         TYPE OF REPORTING PERSON
                    EP
--------------------------------------------------------------------------------
(1) Based on 3,121,076 shares of common stock outstanding as of December 31, 2008.

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CUSIP NO. 055367 10 6               13G/A                     PAGE 3 OF 11 PAGES
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1          NAMES OF REPORTING PERSONS:
           ERNEST A. MORETTI

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a) /_/

                                                                (b) /_/

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3          SEC USE ONLY
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4          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                          5      SOLE VOTING POWER                4,802 (1)
       NUMBER OF
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER            199,493 (2)
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING          7      SOLE DISPOSITIVE POWER           4,802 (1)
         PERSON
          WITH            ------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER       199,493 (2)

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           204,295

--------------------------------------------------------------------------------
10         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           6.55% (3)

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------
(1) Includes 263 shares subject to options which are exercisable within 60 days.
(2) Consists of 199,493 shares held by the BCSB Bancorp, Inc. Employee Stock Ownership Plan Trust (the "ESOP Trust"), of which the reporting person serves as a trustee. Mr. Moretti may be deemed to have beneficial ownership of the ESOP Trust shares. Mr. Moretti disclaims beneficial ownership of all shares held by the ESOP Trust.
(3) Assumes options to acquire 263 shares have been exercised. Based on 3,121,076 shares of common stock outstanding as of December 31, 2008.

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CUSIP NO. 055367 10 6               13G/A                     PAGE 4 OF 11 PAGES
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1          NAMES OF REPORTING PERSONS:
           WILLIAM J. KAPPAUF, JR.

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                               (a) /_/

                                                               (b) /_/

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3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                          5      SOLE VOTING POWER              5,050 (1)
       NUMBER OF
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER          280,664  (2)
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING          7      SOLE DISPOSITIVE POWER         5,050 (1)
         PERSON
          WITH            ------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER     280,664 (2)

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           285,714 (3)

--------------------------------------------------------------------------------
10         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.15% (4)

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------
(1) Includes 3,158 shares subject to options which are exercisable within 60 days.
(2) Includes 199,493 shares held by the ESOP Trust, 58,878 shares held by the BCSB Bancorp, Inc. Deferred Compensation Plan Trust (the "DCP Trust") and 22,293 shares held by the Baltimore Savings Bank
        Foundation, Inc. (the "Foundation"), of which the reporting person serves as a trustee. Mr. Kappauf may be deemed to have beneficial ownership of the ESOP Trust shares, the DCP Trust shares and the Foundation shares. Mr. Kappauf disclaims beneficial ownership of all shares held by the ESOP Trust, the DCP Trust and the Foundation.
(3) Assumes options to acquire 3,158 shares have been exercised. Based on 3,121,076 shares of common stock outstanding as of December 31, 2008.

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CUSIP NO. 055367 10 6               13G/A                     PAGE 5 OF 11 PAGES
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1          NAMES OF REPORTING PERSONS:
           HENRY V. KAHL
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                               (a) /_/

                                                               (b) /_/

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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                        5      SOLE VOTING POWER                24,021 (1)
       NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY      6      SHARED VOTING POWER              89,786 (2)
        OWNED BY
          EACH          --------------------------------------------------------
       REPORTING        7      SOLE DISPOSITIVE POWER           24,021 (1)
         PERSON
          WITH          --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER         89,786 (2)

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           113,807

--------------------------------------------------------------------------------
10         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           3.64% (3)

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
                    IN
--------------------------------------------------------------------------------
(1) Includes options to acquire 8,158 shares, which options are exercisable within 60 days.
(2) Includes 58,878 shares held by DCP Trust, 22,293 shares held by the Foundation and 8,615 shares held by MRP Trust, of which the reporting person serves as a trustee, and as to which shares Mr. Kahl may be deemed to have beneficial ownership. Mr. Kahl disclaims beneficial ownership of all shares held by the ESOP Trust, the DCP Trust, the Foundation and the MRP Trust.
(3) Assumes options to acquire 8,158 shares have been exercised. Based on 3,121,076 shares of common stock outstanding as of December 31, 2008.

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CUSIP NO. 055367 10 6               13G/A                     PAGE 6 OF 11 PAGES
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1          NAMES OF REPORTING PERSONS:
           MICHAEL J. KLEIN

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                               (a) /_/

                                                               (b) /_/

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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA

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                        5      SOLE VOTING POWER                33,290 (1)
       NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY      6      SHARED VOTING POWER             221,786 (2)
        OWNED BY
          EACH          --------------------------------------------------------
       REPORTING        7      SOLE DISPOSITIVE POWER           33,290(1)
         PERSON
          WITH          --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER        221,786 (2)

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           255,076

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10         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           8.16% (3)

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------
(1) Includes 8,158 shares subject to options which are exercisable within 60 days.
(2) Includes 199,493 shares held by the ESOP Trust and 22,293 shares held by the Foundation, of which the reporting person serves as a trustee, and as to which shares Mr. Klein may be deemed to have beneficial ownership. Mr. Klein disclaims beneficial ownership of all shares held by the ESOP Trust and the Foundation.
(3) Assumes options to acquire 3,158 shares have been exercised. Based on 3,121,076 shares of common stock outstanding as of December 31, 2008.

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CUSIP NO. 055367 10 6               13G/A                     PAGE 7 OF 11 PAGES
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1          NAMES OF REPORTING PERSONS:
           H. ADRIAN COX

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                               (a) /_/

                                                               (b) /_/

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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA

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                        5      SOLE VOTING POWER                26,004  (1)
       NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY      6      SHARED VOTING POWER              89,786 (2)
        OWNED BY
          EACH          --------------------------------------------------------
       REPORTING        7      SOLE DISPOSITIVE POWER           26,004 (1)
         PERSON
          WITH          --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER         89,786 (2)

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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           115,790

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10         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARE /_/

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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           3.70% (3)

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12         TYPE OF REPORTING PERSON
                    IN
--------------------------------------------------------------------------------
(1) Includes 7,895 shares subject to options which are exercisable within 60 days.
(2) Includes 58,878 shares held by the DCP Trust, 22,293 shares held by the Foundation and 8,615 held by the MRP Trust, of which the reporting person serves as a trustee, and as to which shares Mr. Cox may be deemed to have beneficial ownership. Mr. Cox disclaims beneficial ownership of all shares held by the DCP Trust, the Foundation and the MRP Trust.
(3) Assumes options to acquire 7,895 shares have been exercised. Based on 3,121,076 shares of common stock outstanding as of December 31, 2008.

                                                 ------------------------------
                                                       PAGE 8 OF 11 PAGES
                                                  ------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

ITEM 1(a).  NAME OF ISSUER: BCSB Bancorp, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  4111 East Joppa Road, Suite 300
                  Baltimore, Maryland 21236

ITEM 2(a).  NAME OF PERSON(S) FILING:

         The reporting persons are: the BCSB Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"); Ernest A. Moretti, who serves as a trustee of the ESOP Trust ; William J,. Kappauf, Jr. who serves as a trustee of the ESOP Trust, the BCSB Bancorp, Inc. Deferred Compensation Plan Trust (the "DCP Trust") and the Baltimore County Savings Bank Foundation, Inc. ("Foundation"); Henry V. Kahl who serves as a trustee of the DCP Trust, the Foundation and the and the BCSB Bancorp, Inc. Management Recognition Plan Trust (the "MRP Trust"); Michael J. Klein who serves as a trustee of the ESOP Trust and the Foundation; and H. Adrian Cox who serves as a trustee of the DCP Trust, MRP Trust and the Foundation.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         Same as Item 1(b) for all reporting persons.

ITEM 2(c).  CITIZENSHIP:

         See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.01 per share.

ITEM 2(e).   CUSIP NUMBER:  055367 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Items (a), (b), (c), (d), (e), (f), (g), (h), (i), (j) and (k) hereof are not applicable. This amended Schedule 13G is being filed on behalf of each of the reporting persons, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters. Exhibit A discloses the relationship between all persons who are parties to this filing.

ITEM 4.    OWNERSHIP.

         (a)    AMOUNT BENEFICIALLY OWNED:  See Row 9 of the second part of the
                -------------------------
                cover page provided for each reporting person.

                                                 ------------------------------
                                                       PAGE 9 OF 11 PAGES
                                                  ------------------------------

         (b)    PERCENT OF CLASS:  See Row 11 of the second part of the cover
                ----------------
                page provided for each reporting person.


         (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:  See Rows 5, 6, 7,
                --------------------------------------------
                and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Henry V. Kahl                                                   /X/

H. Adrian Cox                                                   /X/

BCSB Bancorp Inc. Employee Stock Ownership Plan Trust           /_/

Michael J. Klein                                                /_/

William J. Kappauf, Jr.                                         /_/

Ernest A. Moretti                                               /_/

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         The ESOP Committee has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

                                                 ------------------------------
                                                       PAGE 10 OF 11 PAGES
                                                  ------------------------------

ITEM 10.  CERTIFICATIONS.

         By signing below, each signatory in the capacity of a Trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                 ------------------------------
                                                       PAGE 11 OF 11 PAGES
                                                  ------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



BCSB Bancorp, Inc. Employee Stock Ownership Plan
   By Its Trustees:


/s/ Ernest A. Moretti                                          February 17, 2009
-----------------------------------------------------
Ernest A. Moretti, as Trustee


/s/ William J. Kappauf, Jr.                                    February 17, 2009
-----------------------------------------------------
William J. Kappauf, Jr., as Trustee


/s/ Michael J. Klein                                           February 17, 2009
-----------------------------------------------------
Michael J. Klein, as Trustee


/s/ Ernest A. Moretti                                          February 17, 2009
-----------------------------------------------------
Ernest A. Moretti, as an Individual Stockholder


/s/ William J. Kappauf, Jr.                                    February 17, 2009
-----------------------------------------------------
William J. Kappauf, Jr., as an Individual Stockholder


/s/ Michael J. Klein                                           February 17, 2009
-----------------------------------------------------
Michael J. Klein, as an Individual Stockholder


/s/ Henry V. Kahl                                              February 17, 2009
-----------------------------------------------------
Henry V. Kahl, as an Individual Stockholder


/s/ H. Adrian Cox                                              February 17, 2009
-----------------------------------------------------
H. Adrian Cox, as an Individual Stockholder

                                    EXHIBIT A
                                    ---------


         The assets of the ESOP Trust, DCP Trust, MRP Trust and Foundation are held in trust by the Trustees, who have a fiduciary duty to act in the best interests of each Trust's respective beneficiaries. In their respective capacities as Trustees of the ESOP Trust, DCP trust, MRP Trust and the Foundation, the Trustees generally hold all shares of the Issuer's common stock for the benefit of the beneficiaries of the respective Trusts.

                                                                     EXHIBIT 99
                                                                     ----------


                         AGREEMENT RELATING TO FILING OF
                           JOINT STATEMENT PURSUANT TO
                             RULE 13D-1(K) UNDER THE
                             SECURITIES ACT OF 1934

         The undersigned agree that Amendment No. 10 to the Statement on
Schedule 13G to which this Agreement is attached is filed on behalf of each of them. Date: February 17, 2009

BCSB Bancorp, Inc. Employee Stock Ownership Plan
  By Its Trustees:

/s/ Ernest A. Moretti                                          February 17, 2009
-----------------------------------------------------
Ernest A. Moretti, as Trustee


/s/ William J. Kappauf, Jr.                                    February 17, 2009
-----------------------------------------------------
William J. Kappauf, Jr., as Trustee


/s/ Michael J. Klein                                           February 17, 2009
-----------------------------------------------------
Michael J. Klein, as Trustee


/s/ Ernest A. Moretti                                          February 17, 2009
-----------------------------------------------------
Ernest A. Moretti, as an Individual Stockholder


/s/ William J. Kappauf, Jr.                                    February 17, 2009
-----------------------------------------------------
William J. Kappauf, Jr., as an Individual Stockholder


/s/ Michael J. Klein                                           February 17, 2009
-----------------------------------------------------
Michael J. Klein, as an Individual Stockholder


/s/ Henry V. Kahl                                              February 17, 2009
-----------------------------------------------------
Henry V. Kahl, as an Individual Stockholder


/s/ H. Adrian Cox                                              February 17, 2009
-----------------------------------------------------
H. Adrian Cox, as an Individual Stockholder